UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 21, 2022

Forest Road Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-40181	86-1376005
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

1177 Avenue of the Americas, 5th Floor New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (917) 310-3722

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant	FRXB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	FRXB	The New York Stock Exchange
Redeemable Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	FRXB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On November 21, 2022, Forest Road Acquisition Corp. II, a Delaware corporation (“Acquiror” or the “Company”), entered into an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the “Merger Agreement”) with Ariel Merger Sub I, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Acquiror (“Merger Sub I”), Ariel Merger Sub II, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Acquiror (“Merger Sub II”), and Hyperloop Transportation Technologies, Inc. (“HyperloopTT”), a Delaware corporation. Capitalized terms not defined but otherwise used herein have the meanings ascribed to them in the Merger Agreement.

HyperloopTT is an innovative transportation and technology licensing company focused on realizing the hyperloop, which is a vacuum tube-based system that is capable of transporting passengers and goods in levitating capsules at airplane speeds on the ground. Founded in 2013, HyperloopTT is headquartered in Los Angeles, CA, and Toulouse, France and has offices in North and South America, the Middle East, and Europe. Its European Research and Development Center in Toulouse, France, is home to a full-scale test system. HyperloopTT is led by a management team of hyperloop business and technology professionals and utilizes a global network of more than 800 engineers, creatives, and technologists, with 50 corporate and university partners. In 2019, HyperloopTT released the first comprehensive feasibility study analyzing a hyperloop system, which found, among other things, that the system is economically and technically feasible. HyperloopTT has a portfolio of intellectual property assets, consisting of 40 granted patents and an additional 26 in process. It seeks to license its hyperloop technology and know-how to potential customers that would include government, infrastructure operators and transportation operators. To date, HyperloopTT has not yet licensed its technology and has not generated any revenues since its inception; however, it is currently pursuing several potential hyperloop projects, specifically a commercial prototype in Italy and an environmental impact study for a multi-state commercial line project in the Great Lakes region of the United States.

Acquiror intends to file a registration statement on Form S-4 as soon as reasonably practicable and it is currently anticipated that the transaction will close in the first half of 2023.

The Mergers

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i)	at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), in accordance with the Delaware General Corporation Law, as amended, and the Delaware Limited Liability Companies Act, as amended, (x) Merger Sub I will be merged with and into HyperloopTT (the “First Merger”), with HyperloopTT being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a direct, wholly-owned Subsidiary of Acquiror (the “Initial Surviving Entity”); and (y) immediately following the First Merger, the Initial Surviving Entity will be merged with and into Merger Sub II (the “Second Merger”), with Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a direct, wholly-owned Subsidiary of Acquiror (the “Surviving Entity”) (the First Merger together with the Second Merger, the “Mergers”). Following the Mergers, Acquiror will change its name to “Hyperloop Transportation Technologies, Inc.” (“New HyperloopTT”);

(ii)	in connection with the Mergers, among other things, (a) all outstanding shares of HyperloopTT common stock (including both Class A and Class B shares of common stock) will be cancelled in exchange for the right to receive, in the aggregate, a number of shares of common stock in New HyperloopTT that is approximately equal to the quotient obtained by dividing (x) the Closing Consideration Value (as defined below) by (y) $10.00 (the “Exchange Ratio”); (b) all outstanding shares of HyperloopTT preferred stock will be cancelled in exchange for the right to receive, in the aggregate, a number of shares of common stock in New HyperloopTT that is approximately equal to the product of (x) that number of shares of common stock that such shares of preferred stock would otherwise convert into at the effective time of the First Merger (the “First Effective Time”) and (y) the Exchange Ratio; (c) each HyperloopTT option (whether vested or unvested) and each outstanding HyperloopTT warrant that is outstanding and unexercised as of immediately prior to the First Effective Time shall be assumed and converted into a right to purchase a number of shares of Acquiror common stock, with each such Acquiror option and warrant then representing the right to purchase (x) the number of whole shares of Acquiror common stock equal to the product of (A) the number of HyperloopTT common or preferred stock, as applicable, subject to such HyperloopTT option or warrant, as applicable, immediately prior to the First Effective Time and (B) the Exchange Ratio, (y) at an exercise price per share of Acquiror common stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per HyperloopTT common preferred stock applicable to such HyperloopTT option or warrant, as applicable, immediately prior to the First Effective Time by (B) the Exchange Ratio; and (d) certain HyperloopTT convertible notes will be extinguished and cancelled and converted into shares of HyperloopTT common stock or Acquiror common stock; and

(iii)	upon the effective time of the Second Merger, the name of the Acquiror will be renamed “Hyperloop Transportation Technologies, Inc.”

“Closing Consideration Value” means the quotient of (a) $600,000,000 divided by (b) the sum of (i) the total number of shares of HyperloopTT common stock issued and outstanding immediately prior to the effectiveness of the First Merger (including shares of HyperloopTT common stock issued upon the conversion of certain HyperloopTT convertible notes immediately prior to the effectiveness of the First Merger), plus (ii) the total number of shares of HyperloopTT common stock underlying all HyperloopTT options (whether or not then vested or exercisable) that are outstanding immediately prior to the First Effective Time, plus (iii) the number of shares of Acquiror common stock issuable upon the conversion of certain HyperloopTT convertible notes, plus (iv) the shares of HyperloopTT common stock issuable upon conversion of shares of HyperloopTT preferred stock, plus (v) the total number of shares of HyperloopTT common stock and preferred stock underlying all HyperloopTT warrants that are outstanding immediately prior to the First Effective Time; plus (vi) the total number of Company Common Shares issuable in connection with or underlying any equity component of the Bridge Financing (as defined below).

The Board of Directors of Acquiror (the “Board”) has (i) unanimously approved and declared advisable the Merger Agreement and the Business Combination and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of Acquiror.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions by the parties thereto, including, among others, (i) approval of the Business Combination and related agreements and transactions by the equityholders of Acquiror and HyperloopTT, (ii) effectiveness of the registration statement on Form S-4 to be filed by Acquiror in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) receipt of approval for listing on the New York Stock Exchange, Nasdaq Global Select Market or the Nasdaq Global Market (or another national securities exchange mutually agreed to by the parties) the shares of Acquiror common stock to be issued in connection with the Mergers, and (v) the absence of any injunctions.

Other conditions to HyperloopTT’s and Acquiror’s obligations to consummate the Business Combination include, among others, that there will be Available Cash (as defined below) equal to no less than $40,000,000.

“Available Cash” means an amount equal to (i) all cash available in the trust account into which the proceeds of Acquiror’s initial public offering and private placements of its warrants have been deposited for the benefit of Acquiror, certain of its public shareholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy Acquiror’s obligations to its shareholders (if any) that exercise their rights to redeem the Acquiror common stock held by them plus (ii) the aggregate amount of cash that has been funded to and remains with, or that will be funded concurrently with the Closing to, Acquiror or HyperloopTT pursuant to or in connection with (a) any equity, equity linked or other financing commitment and (b) the exercise of any HyperloopTT options.

Covenants

The Merger Agreement contains certain covenants, including, among others, providing for (i) the parties to generally conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) HyperloopTT to prepare and deliver to Acquiror certain audited and unaudited consolidated financial statements of HyperloopTT, (iv) Acquiror to prepare and file a registration statement on Form S-4 and take certain other actions to obtain the requisite approval of Acquiror shareholders of certain proposals regarding the Business Combination, and (v) the parties to use reasonable best efforts to obtain any approvals required to consummate the Business Combination from governmental agencies.

The Merger Agreement also provides that, each of Acquiror and HyperloopTT may pursue such financing arrangements that the parties may mutually agree to seek in connection with the Business Combination (it being understood and agreed that the consummation of any such other additional financing arrangements by HyperloopTT or Acquiror shall be subject to the parties’ mutual agreement), including equity and debt financing transactions and/or non-redemption back-stop or forward purchase arrangements with beneficiaries of funds deposited in the Trust Account. Additionally, HyperloopTT or any of its subsidiaries may enter into and consummate, upon commercially reasonable terms, additional convertible note or other debt financing transactions with reputable third party financing sources that, in the aggregate, provide proceeds to HyperloopTT and its subsidiaries in an amount up to $10,000,000 (the “Bridge Financing”); provided, that in connection with any such transactions, HyperloopTT shall consult with Acquiror and consider in good faith any reasonable comments and suggestions provided by Acquiror in connection therewith. Upon HyperloopTT’s request, Acquiror shall, and shall cause its representatives to, reasonably cooperate with HyperloopTT and its representatives in connection with such efforts.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by Acquiror, Merger Sub I, Merger Sub II, and HyperloopTT. The representations and warranties of the respective parties to the Merger Agreement will not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of Acquiror and HyperloopTT, (ii) by Acquiror or HyperloopTT, if approvals of the shareholders of Acquiror, to the extent required under the Merger Agreement, are not obtained as set forth therein, (iii) by either Acquiror or HyperloopTT in certain other circumstances set forth in the Merger Agreement, including (a) if any final and nonappealable Governmental Order (as defined in the Merger Agreement) will have been issued or otherwise entered into making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination and (b) in the event of certain uncured breaches by the other party, and (iv) by any of Acquiror or HyperloopTT, if the Closing has not occurred on or before March 10, 2023, subject to certain extension rights. Additionally, Acquiror may terminate the Merger Agreement if (i) HyperloopTT has not consummated (including funding) Bridge Financing of at least $5,000,000 by January 15, 2023, or (ii) if HyperloopTT has not entered into definitive documentation with third party(ies) by January 15, 2023, pursuant to which HyperloopTT will, at Closing, have immediately available funds sufficient to satisfy the Available Cash closing condition discussed above.

Certain Related Agreements

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, Acquiror, Forest Road Acquisition Sponsor II LLC, a Delaware limited liability company (“Sponsor”), and HyperloopTT entered into a support agreement (the “Sponsor Support Agreement”), by and among Acquiror, Sponsor, and HyperloopTT, whereby Sponsor agreed, among other things, to:

(a)	not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the proxy statement / prospectus or the registration statement in connection with the Merger Agreement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Act of 1934 (the “Exchange Act”), with respect to any of its 8,750,000 shares of Acquiror Class B common stock and 6,000,000 Acquiror warrants (together with any other equity securities of Acquiror that Sponsor holds of record or beneficially as of the date of the Sponsor Support Agreement or acquires record or beneficial ownership of after the date of the Sponsor Support Agreement, collectively, the “Subject Acquiror Equity Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of its Subject Acquiror Equity Securities or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii);

(b)	deliver to HyperloopTT a duly executed copy of that certain amended and restated registration rights agreement by and among HyperloopTT, Sponsor and certain of the pre-closing HyperloopTT equityholders, in substantially the form attached as Exhibit C to the Merger Agreement (the “Registration Rights Agreement”);

(c)	vote in favor of approving the Merger Agreement and the Business Combination; and

(d)	waive any adjustment to the conversion ratio with respect to shares of Acquiror Class B common stock held by Sponsor as set forth in Acquiror’s Amended and Restated Certificate of Incorporation, in each case, subject to the terms and conditions set forth in the Sponsor Agreement.

HyperloopTT Support Agreement

Concurrently with the execution of the Merger Agreement., Acquiror also entered into a support agreement (the “HyperloopTT Support Agreement”), by and among Acquiror, HyperloopTT and certain pre-Closing equityholders of HyperloopTT (the “HyperloopTT Equityholders”) with terms similar to those of the Sponsor Support Agreement. Under the HyperloopTT Support Agreement, the HyperloopTT Equityholders have agreed to vote or cause to be voted or to execute and deliver a written consent with respect to the HyperloopTT equity interests held by the HyperloopTT Equityholders adopting the Merger Agreement and approving the Business Combination.

The foregoing description of the Merger Agreement, Sponsor Support Agreement and HyperloopTT Support Agreement, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, Sponsor Support Agreement, and HyperloopTT Support Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, Sponsor Support Agreement and HyperloopTT Support Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Acquiror or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, Sponsor Support Agreement and HyperloopTT Support Agreement and the other documents related thereto were made only for purposes of the Merger Agreement, as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, Sponsor Support Agreement and HyperloopTT Support Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, Sponsor Support Agreement or HyperloopTT Support Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to shareholders. Shareholders are not third-party beneficiaries under the Merger Agreement, Sponsor Support Agreement or HyperloopTT Support Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of Merger Agreement, Sponsor Support Agreement or HyperloopTT Support Agreement, as applicable, which subsequent information may or may not be fully reflected in Acquiror’s public disclosures.

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, New HyperloopTT, Sponsor, and certain HyperloopTT equityholders will enter into the Registration Rights Agreement, pursuant to which New HyperloopTT will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of common stock and other equity securities of New HyperloopTT that are held by the parties thereto from time to time.

The Registration Rights Agreement also contains a lock-up provision, pursuant to which, subject to certain exceptions, Sponsor and certain pre-Closing HyperloopTT equityholders will agree not to transfer certain of their equity securities in New HyperloopTT until the earlier of (i) 180 days following the date of the Closing and (ii) subsequent to the Closing, (A) if the closing price of the New HyperloopTT common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other similar customary adjustments) for any five trading days within any10 trading day period or (B) the date on which New HyperloopTT completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New HyperloopTT’s shareholders having the right to exchange their shares of common stock for cash, securities or other property.

Item 7.01	Regulation FD Disclosure

On November 22, 2022, the Company issued a press release announcing that it executed the Merger Agreement. A copy of the press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibit 99.2 hereto is the investor presentation that will be used by the Company in connection with the Business Combination.

Furnished as Exhibit 99.3 hereto is the HyperloopTT “Imagine” video script that will be used by the Company in connection with the Business Combination.

The information in this Item 7.01 and Exhibits 99.1, 99.2 and 99.3 attached hereto will not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/final prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/final prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company and HyperloopTT and the Business Combination. When available, the definitive proxy statement/final prospectus and other relevant materials for the Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/final prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp. II, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Idan Shani.

Participants in the Solicitation

The Company, the Company’s directors and executive officers and the Sponsor may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was initially filed by the Company with the SEC on February 18, 2021, and as amended, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp. II, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Idan Shani. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/final prospectus for the Business Combination when available.

HyperloopTT and its respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the definitive proxy statement/final prospectus for the proposed Business Combination when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and HyperloopTT’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and HyperloopTT’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and HyperloopTT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against the Company and HyperloopTT following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the stockholders of the Company, certain regulatory approvals or satisfy other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on HyperloopTT’s business and/or the ability of the parties to complete the Business Combination; (6) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on a national securities stock exchange following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that HyperloopTT or the combined company may be adversely affected by other political, economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description of Exhibits
2.1*	Agreement and Plan of Merger, dated as of November 21, 2022, by and among the Company, HyperloopTT, Merger Sub I, and Merger Sub II.
10.1	Sponsor Support Agreement, dated as of November 21, 2022, by and among the Company, Sponsor and HyperloopTT.
10.2	HyperloopTT Support Agreement, dated as of November 21, 2022, by and among the Company, HyperloopTT, and certain equityholders of HyperloopTT set forth therein.
99.1	Press Release, dated November 22, 2022.
99.2	Joint Investor Presentation of the Company and HyperloopTT
99.3	HyperloopTT “Imagine” Video Script
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 22, 2022

FOREST ROAD ACQUISITION CORP. II

By:	/s/ Thomas Staggs
	Name:	Thomas Staggs
	Title:	Co-Chief Executive Officer